UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

7/F, Shuohuang Development Plaza

No. 6 Caihefang Road, Haidian District, Beijing, 100080

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Press Release regarding Results of Operations and Financial Condition for the Third Quarter ended September 30, 2014, issued by Weibo Corporation on November 13, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: November 17, 2014	By:	/s/ Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer

Weibo Reports Third Quarter 2014 Financial Results

BEIJING, China—November 13, 2014—Weibo Corporation (the “Company” or “Weibo”) (NASDAQ GS: WB), a leading social media platform for people to create, distribute and discover Chinese-language content, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•	Net revenues increased 58% year over year to $84.1 million, exceeding the Company’s guidance between $79 million and $82 million.

•	Advertising and marketing revenues grew 50% year over year to $65.4 million.

•	Weibo Value Added Services (“Weibo VAS”) revenues increased 93% year over year to $18.8 million.

•	Net loss attributable to Weibo’s ordinary shareholders decreased 2% year over year to $5.2 million or $0.03 diluted net loss per share attributable to Weibo’s ordinary shareholders.

•	Non-GAAP net loss attributable to Weibo’s ordinary shareholders decreased 73% year over year to $1.4 million, or $0.01 non-GAAP diluted net loss per share attributable to Weibo’s ordinary shareholders.

•	Monthly active users (“MAUs”) were 167.0 million as of September 30, 2014, an increase of 36% year over year.

•	Daily active users (“DAUs”) were 76.6 million on average for September 2014, an increase of 30% year over year.

“I’m delighted that Weibo reported another quarter of strong financial performance.” stated Gaofei Wang, Weibo’s CEO. “On the operational front, we are taking meaningful steps in growing Weibo’s user base and engagements, as well as refining formats and improving relevance of our advertising products. In addition, we have made significant progress in expanding the scale of our payment system, building a solid foundation for long term growth of the social commerce eco-system on Weibo.”

Third Quarter 2014 Financial Results

For the third quarter of 2014, Weibo reported net revenues of $84.1 million, compared to $53.4 million for the same period last year. Advertising and marketing revenues for the third quarter of 2014 totaled $65.4 million, compared to $43.7 million for the same period last year. Weibo VAS revenues for the third quarter of 2014 totaled $18.8 million, compared to $9.7 million for the same period last year.

Costs and expenses for the third quarter of 2014 totaled $91.8 million, compared to $59.1 million for the same period last year. Non-GAAP costs and expenses for the third quarter of 2014 was $87.8 million, compared to $58.3 million for the same period last year. The increase in non-GAAP costs and expenses was mainly due to an increase in personnel-related costs, marketing expenditures as well as VAT costs resulting from higher revenues and infrastructure costs due to the growth in traffic.

Loss from operations for the third quarter of 2014 was $7.6 million, compared to a loss of $5.8 million for the same period last year. Non-GAAP loss from operations for the third quarter of 2014 was $3.7 million, compared to a loss of $4.9 million for the same period last year.

Non-operating income for the third quarter of 2014 was $1.9 million, compared to an income of $0.5 million for the same period last year.

Net loss attributable to Weibo’s ordinary shareholders for the third quarter of 2014 was $5.2 million, compared to a net loss of $5.3 million for the same period last year. Diluted net loss per share attributable to Weibo’s ordinary shareholders for the third quarter of 2014 was $0.03, compared to a diluted net loss of $0.04 per share for the same period last year. Non-GAAP net loss attributable to Weibo’s ordinary shareholders for the third quarter of 2014 was $1.4 million, compared to a non-GAAP net loss of $5.1 million for the same period last year. Non-GAAP diluted net loss per share attributable to Weibo’s ordinary shareholders for the third quarter of 2014 was $0.01, compared to a non-GAAP diluted net loss of $0.03 per share for the same period last year.

As of September 30, 2014, Weibo’s cash, cash equivalents and short-term investments totaled $524.0 million. For the third quarter of 2014, cash provided by operating activities was $52.5 million, capital expenditures totaled $4.2 million, and depreciation and amortization expenses amounted to $6.0 million.

Business Outlook

For the fourth quarter of 2014, Weibo estimates that its net revenues to be between $102 million and $105 million. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss) and non-GAAP diluted net income (loss) per share attributable to Weibo’s ordinary shareholders. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets net of tax, change in fair value of investor option liability and remeasurement gain upon obtaining control. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

Weibo will host a conference call at 8p.m.– 9p.m. Eastern Time on November 13, 2014 (or 9a.m. – 10a.m. Beijing Time on November 14, 2014) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free: +1 888-346-8982

Hong Kong Toll Free: 800-905-945

China Toll Free: 400-120-1203

International: +1 412-902-4272

Passcode for all regions: Weibo

A replay of the conference call will be available through midnight Eastern Time, November 27, 2014. The dial-in number is +1 412-317-0088. The passcode for the replay is 10055857.

About Weibo

Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. By providing an unprecedented and simple way for Chinese people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a profound social impact in China. A microcosm of Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating timely information and gauging public opinion to improve public services. Individuals and charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging the celebrities and organizations on Weibo to amplify their social influence.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and Weibo’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release). Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to Weibo’s limited operating history in a new and unproven market; failure to grow active user base and user engagement; failure to compete effectively for user traffic or user engagement; lack of experience operating as a stand-alone public company; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Weibo does not undertake any obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +8610-5898 3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2014	2013	2014	2014	2013
Net revenues:
Advertising and marketing	$65,373	$43,662	$59,583	$176,809	$92,381
Weibo VAS	18,757	9,704	17,737	52,151	24,508

Total net revenues	84,130	53,366	77,320	228,960	116,889

Costs and Expenses:
Cost of revenues (a)	20,670	14,524	19,700	57,813	43,649
Sales and marketing (a)	32,414	16,753	30,006	86,269	40,209
Product development (a)	31,757	24,629	32,155	92,720	74,609
General and administrative (a)	6,919	3,225	5,931	18,322	17,519

Total costs and expenses	91,760	59,131	87,792	255,124	175,986

Loss from operations	(7,630)	(5,765)	(10,472)	(26,164)	(59,097)

Non-operating income (loss):
Loss from equity method investment	—	—	—	—	(1,236)
Remeasurement gain upon obtaining control	—	—	—	—	3,116
Change in fair value of investor option liability	—	665	(6,784)	(46,972)	1,529
Interest and other income (expenses), net	1,943	(139)	1,501	3,741	(3,245)

	1,943	526	(5,283)	(43,231)	164

Loss before income taxes	(5,687)	(5,239)	(15,755)	(69,395)	(58,933)
Income tax benefits (expenses)	441	(66)	732	1,749	(742)

Net loss	(5,246)	(5,305)	(15,023)	(67,646)	(59,675)
Less: Net (loss) income attributable to non-controlling interest	(26)	—	349	323	—

Net loss attributable to Weibo’ ordinary shareholders	$(5,220)	$(5,305)	$(15,372)	$(67,969)	$(59,675)

Basic net loss per share attributable to Weibo’s ordinary shareholders	$(0.03)	$(0.04)	$(0.08)	$(0.37)	$(0.41)

Diluted net loss per share attributable to Weibo’s ordinary shareholders	$(0.03)	$(0.04)	$(0.08)	$(0.37)	$(0.41)

Shares used in computing basic net loss per share attributable to Weibo’s ordinary shareholders	201,302	148,040	192,190	181,548	146,071
Shares used in computing diluted net loss per share attributable to Weibo’s ordinary shareholders	201,302	148,040	192,190	181,548	146,071

(a) Stock-based compensation in each category:
Cost of revenues	$205	$73	$187	$561	$4,113
Sales and marketing	525	161	433	1,215	5,913
Product development	1,156	310	989	2,737	8,764
General and administrative	1,757	325	1,831	4,759	10,832

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$358,744	$246,436
Short-term investments	165,292	252,342
Accounts receivable, net	69,825	47,304
Prepaid expenses and other current assets	20,055	5,693

Current assets subtotal	613,916	551,775

Property and equipment, net	32,741	35,702
Goodwill and intangible assets, net	10,043	10,588
Long-term investments	21,784	5,500
Other assets	14,312	3,369

Total assets	$692,796	$606,934

Liabilities, Mezzanine Equity and Shareholders’ Equity (Deficit)
Liabilities:
Current liabilities:
Accounts payable	$2,233	$824
Accrued liabilities	87,368	56,414
Deferred revenues	19,832	15,031
Amount due to SINA	25,432	267,722
Investor option liability	—	29,504

Current liabilities subtotal	134,865	369,495

Long-term liabilities	550	768

Total liabilities	135,415	370,263

Mezzanine equity - preferred shares	—	479,612

Shareholders’ equity (deficit):
Weibo ordinary shareholders’ equity (deficit)	557,031	(242,941)
Non-controlling interest	350	—

Total shareholders’ equity (deficit)	557,381	(242,941)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	$692,796	$606,934

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	September 30, 2014				September 30, 2013				June 30, 2014
	Actual	Adjustments		Non-GAAP Results	Actual	Adjustments		Non-GAAP Results	Actual	Adjustments		Non-GAAP Results

Advertising and marketing	$65,373			$65,373	$43,662			$43,662	$59,583			$59,583
Weibo VAS	18,757			18,757	9,704			9,704	17,737			17,737

Net revenues	$84,130			$84,130	$53,366			$53,366	$77,320			$77,320

		(3,643	) (a)							(3,440	) (a)
		(277	) (b)			(869	) (a)			(273	) (b)

Total costs and expenses	$91,760	$(3,920)		$87,840	$59,131	$(869)		$58,262	$87,792	$(3,713)		$84,079

		3,643	(a)							3,440	(a)
		277	(b)			869	(a)			273	(b)

Loss from operations	$(7,630)	$3,920		$(3,710)	$(5,765)	$869		$(4,896)	$(10,472)	$3,713		$(6,759)

										3,440	(a)
		3,643	(a)			869	(a)			214	(b)
		214	(b)			(665	) (c)			6,784	(c)

Net loss attributable to Weibo’s ordinary shareholders	$(5,220)	$3,857		$(1,363)	$(5,305)	$204		$(5,101)	$(15,372)	$10,438		$(4,934)

Basic and diluted net loss per share attributable to Weibo’s ordinary shareholders	$(0.03)			$(0.01)	$(0.04)			$(0.03)	$(0.08)			$(0.03)

Shares used in computing basic and diluted net loss per share attributable to Weibo’s ordinary shareholders	201,302	—		201,302	148,040	—		148,040	192,190	—		192,190

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Nine months ended
	September 30, 2014				September 30, 2013
	Actual	Adjustments		Non-GAAP Results	Actual	Adjustments		Non-GAAP Results

Advertising and marketing	$176,809			$176,809	$92,381			$92,381
Weibo VAS	52,151			52,151	24,508			24,508

Net revenues	$228,960			$228,960	$116,889			$116,889

		(9,272	) (a)
		(830	) (b)			(29,622	) (a)

Total costs and expenses	$255,124	$(10,102)		$245,022	$175,986	$(29,622)		$146,364

		9,272	(a)
		830	(b)			29,622	(a)

Loss from operations	$(26,164)	$10,102		$(16,062)	$(59,097)	$29,622		$(29,475)

		9,272	(a)			29,622	(a)
		619	(b)			(1,529	) (c)
		46,972	(c)			(3,116	) (d)

Net loss attributable to Weibo’ ordinary shareholders	$(67,969)	$56,863		$(11,106)	$(59,675)	$24,977		$(34,698)

Basic and diluted net loss per share attributable to Weibo’s ordinary shareholders	$(0.37)			$(0.06)	$(0.41)			$(0.24)

Shares used in computing basic and diluted net loss per share attributable to Weibo’s ordinary shareholders	181,548	—		181,548	146,071	—		146,071

(a)	To adjust stock-based compensation.
(b)	To adjust amortization of intangible assets and tax provision on amortization of acquired intangible assets.
(c)	To adjust the change in fair value of investor option liability.
(d)	To adjust the remeasurement gain upon obtaining control.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2014	2013	2014	2014	2013

Net revenues
Advertising and marketing:
Advertising and marketing other than Alibaba	$37,845	$23,511	$37,401	$107,238	$67,085
Alibaba *	27,528	20,151	22,182	69,571	25,296

Subtotal	65,373	43,662	59,583	176,809	92,381

Weibo VAS	18,757	9,704	17,737	52,151	24,508

	$84,130	$53,366	$77,320	$228,960	$116,889

*	Revenue related to the strategic alliance between Weibo and Alibaba formed on April 29, 2013.